บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

November 12, 2004

RECD S.E.C.
NOV 17 2004
1086

Securities and Exchange Commiss[redacted]
Division of Corporate Finance
Office of International Corporate I
Room ~~3094 (3-6)~~ 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

04046216

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : The Change of the Par Value (ADMS 01/04)
   Date : January 5, 2004
2. Title : Report on the Utilization of Funds from Capital Increase. (ADMS 04/04)
   Date : January 22, 2004
3. Title : Jasmine International Public Company Limited offers Warrants to the Existing Shareholders (JAS-W2) (ADMS 05/04)
   Date : January 30, 2004
4. Title : Notice of Information regarding the Exercise of Rights Warrants (JAS-W) (ADMS 09/04)
   Date : February 20, 2004
5. Title : Conversion of Subsidiary Company of Public Company (ADMS 11/04)
   Date : February 23, 2004
6. Title : Jasmine International Public Copany Limited Submits Its Audited Financial Statements (ADMS 13/04)
   Date : February 26, 2004
7. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 18/04)
   Date : March 3, 2004
8. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 21/04)
   Date : March 17, 2004
9. Title : Jasmine International Public Company Limited Reports the Results Warrant Conversion to Common Shares (JAS-W2) (ADMS 30/04)
   Date : April 2, 2004
10. Title : Sending Annual Report 2003 (ADMS 33/04)
    Date : April 2, 2004

PROCESSED
NOV 23 2004
THOMSON
FINANCIAL

11/22

11. Title : Jasmine International Public Company Limited Submits Its Reviewed Quarterly Financial Statements (ADMS 43/04)
Date : May 17, 2004

12. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 45/04)
Date : May 20, 2004

13. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 47/04)
Date : June 3, 2004

14. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 48/04)
Date : June 17, 2004

15. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 55/04)
Date : July 2, 2004

16. Title : Report on the Utilization of Funds from Capital Increase as at 30 June 2004 (ADMS 62/04)
Date : July 9, 2004

17. Title : Prescription of Policy for entering into Connected Transactions (ADMS 63/04)
Date : July 9, 2004

18. Title : Change of the Paid-Up Capital
Date : July 12, 2004

19. Title : Jasmine International Public Company Limited Submits Its Reviewed Quarterly Financial Statements (ADMS 64/04)
Date : August 13, 2004

20. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 66/04)
Date : August 20, 2004

21. Title : The Central Bankruptcy Court's Approval to the Amendment of Business Rehabilitation Plan of a Subsidiary Company (ADMS 68/04)
Date : August 24, 2004

22. Title : Jasmine International Public Company Limited Announces Acquisition of Shares by its Subsidiary, Acumen Company Limited (ADMS 69/04)
Date : September 10, 2004

23. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 70/04)
Date : September 13, 2004

24. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 71/04)
Date : September 16, 2004

25. Title : Jasmine International Pubic Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2)
Date : October 1, 2004

26. Title : Progress of the Implementation of Business Rehabilitation of a Subsidiary Company (ADMS 81/04)
Date : September 30, 2004

27. Title : Disposal of shares of Jasmine's Group (ADMS 86/04)
Date : October 8, 2004

28. Title : Capital Increase, dividend Payment and ESOP of Subsidiary (ADMS 87/04)
Date : November 2, 2004

29. Title : Additional Information on the Offering of the New Issued Shares of Subsidiary (ADMS 88/04)
Date : November 4, 2004

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________________

Name : Mr. Vorasak Pittawong
Title : Senior Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 01/04

5 January 2004

Subject : The Change of the Par Value
To : The President of the Stock Exchange of Thailand
Ref. : The Company's letter ADMS 98/46 dated 24 December 2003
Encl. : 1) Copy of the Affidavit dated 31 December 2003
2) Copy of the Articles of Association dated 31 December 2003
3) Copy of the Memorandum of Association dated 31 December 2003

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") informed that the Company proceed to change the par value of its shares (par split) details as referred in the Company' s letter ADMS 98/46 dated 24 December 2003.

Presently, the Company completely registered changing the par value of its share (par split) from Baht 10 (Ten Baht) per share to Baht 1 (One Baht) per share and amending the Memorandum of Association and the Articles of Association of the Company to be in line with the change of the par value of its shares with the Ministry of Commerce on 31 December 2003 details as in attachments.

Please be informed accordingly.

Yours sincerely,

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 04/04

22 January 2004

Subject : Report on the utilization of funds from capital increase.
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to report on the utilization of funds from capital increase occurred from conversion of warrants offered to the existing shareholders (JAS-W) and to directors and/or employees of the Company and its subsidiaries (ESOP) as follows:-

1. Amount received from conversion of warrants (JAS-W and ESOP) since June 2003 to December 2003 is Baht 647,878,045.76.

2. The objective of the utilization of funds : To be working capital of the Company.

Please be informed accordingly.

Yours sincerely,

Signature ____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 05/04
30 January 2004

Subject : Jasmine International Public Company Limited offers warrants to the existing shareholders (JAS-W2)
To : The President of the Stock Exchange of Thailand
Enclosure : 5 copies each of the Company's letter to shareholders, the information regarding the newly issued warrants and the subscription forms of warrants.

The Board of Directors' Meeting No.12/2003 held on 25 September 2003 of Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") passed a resolution approving the issuance of warrants (JAS-W2) to the existing shareholders.

Presently, the Company has received approval from the Securities and Exchange Commission (SEC) to offer warrants to the existing shareholders of the Company having their names appeared on the registration book on 20 October 2003. The exercise ratio is 1 unit of warrant : 1 existing share. The details are as follows:

1.	Class of securities	:	Rights Warrants of Jasmine International Public Company Limited (JAS-W2)
2.	Number of securities issued	:	5,519,704,770 unit (81.20% of the paid-up capital as at 31 December 2003)
3.	Par value	:	Baht 0
4.	Offering price per share (unit)	:	Baht 0.005
5.	Subscription and payment period	:	9-13 February 2004
6.	Underwriter(s)	:	-
7.	Details of the warrants		
	- Maturity date	:	5 years from the date of issuance.
	- Conversion Ratio	:	1 unit of warrant can be converted to 1 ordinary share
	- Exercise price	:	Baht 0.50 per 1 ordinary share with the par value of Baht 1
	- Exercise period	:	The exercise date of the Rights Warrants are the normal working hours of the Company's share registrar on the date 30th of March, June, September and December of each year through the maturity date. The first exercise date will be on 30 March 2004 while the last exercise date will be on 30 December 2008.
8.	Secondary market	:	The Company will submit the application to the Stock Exchange of Thailand (SET) within 45 days after the date the offering of the Rights Warrants is complete.

Enclosed herewith please find 5 copies each of the Company's letter to shareholders, the information regarding the newly issued warrants and the subscription form for warrants following to the SET regulations on the rule, conditions and procedures for disclosing information of listed company.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 09/04

February 20, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 2,166,408,360 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on March 15, 2004 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 1, 2004 through March 14, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share. (If the Exercise Price when multiplied by the number of the certificates for each notification of intention to exercise in this time is a fraction of Baht, such fraction shall be deleted.)
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited" or in Thai "บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature _______________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 11/04
23 February 2004

Subject : Conversion of Subsidiary Company to Public Company
Attention : President of the Stock Exchange of Thailand
Attachment : Affidavit of Jasmine Telecom Systems Public Company Limited

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") hereby informs that Jasmine Telecom Systems Ltd., a subsidiary in which the Company holds 100% of the available shares, has made a registration to converse the company to a public limited company and the Registrar of the Business Development Department, the Ministry of Commerce has successfully accepted the conversion registration since 20 February 2004, as detailed in the attached Affidavit.

Please be informed accordingly.

Yours sincerely,

Signature ____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 13/04

February 26, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (the "Company") would like to submit its audited financial statements for the year 2003, ending December 31, 2003. These financial statements have been

( ) approved by the company's Executive Committee

( ) approved by the company's Board of Directors

(✓) reviewed by the company's Audit Committee at the meeting No. 1/2004 held on February 24, 2004.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 6/2004 held on February 26, 2004.

In addition, stated below is the report on the company's operation results.

For the year 2003, the Company and its subsidiaries generated net profit of 4,243 million Baht increasing 5,861 million Baht or 362% compared with the same period of last year that incurred net loss 1,618 million Baht. The reasons are as follows :-

1. The Company and its subsidiaries had total sales and services income in this year at the amount of 5,795 million Baht increasing 1,123 million Baht or 24% from the same period of last year which caused partly by the increase of revenues received from design, supply and installation the Signaling and Telecommunications Double Track Railway Project Package ST1 of the State Railway of Thailand, Ramkhomhang University's Digital CCTV Surveillance System, the Equipment for the Communication Authority of Thailand SDH System in Bangkok and vicinity area project Phase II and Pay Phone Project.
2. The Company and its subsidiaries generated net profit (loss) from operations of 1,129 million Baht which consisted of :-

2.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	478	Million Baht
2.2	Acumen Co., Ltd. and its subsidiaries	438	Million Baht
2.3	Jasmine International Overseas Co., Ltd. and its subsidiaries	259	Million Baht
2.4	Jasmine Telecom Systems Co., Ltd.	125	Million Baht
2.5	Compunet Corporation Co., Ltd.	(90)	Million Baht
2.6	Others	(81)	Million Baht
	Total	1,129	Million Baht

3. The Company realized profit sharing from its associated companies at the amount of 255 million Baht which mainly from TT&T Public Company Limited.
4. The Company and its subsidiaries incurred net profit from exchange rate of 692 million Baht as a result of the Baht appreciation against the US Dollar.
5. Its subsidiaries reserved provision for loss on impairment of assets at the amount of 438 million Baht which were the impairments on investment in ACeS International Limited and ACeS Gateway Station.
6. The Company and its subsidiaries incurred profit from debt restructuring at the amount of 2,605 million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

JAS reports audited annual financial statements as follows.

Jasmine International Public Company Limited

	Audited	
Ending December 31,	(In thousands)	
	For year	
Year	2003	2002
Net profit (loss)	4,243,656	(1,618,268)
EPS (baht)	0.94	(0.39)

Auditor's Opinion : Unqualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co.,Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 18/04

March 3, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,519,704,770 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on March 30, 2004 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 16, 2004 through March 29, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 21/04

17 March, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) Warrants offered to the existing shareholders (JAS-W)

The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 March 2004. The exercise date is on 15 March 2004. The results of the conversion are as follows:

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	348 Persons	863,175,110 Units	863,175,110 Shares
2) Foreign national	11 Persons	146,423,270 Units	146,423,270 Shares
Total	***359 Persons***	***1,009,598,380 Units***	***1,009,598,380 Shares***

After this conversion, there are 1,156,809,960 remaining warrants. (The remaining warrants (JAS-W) according to the report from Thailand Securities Depository Co., Ltd. as at 30 January 2004 are 2,166,408,340 units)

2) Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)

The exercise date is on 15 March 2004, date to notify the intention to exercise is 1-14 March 2004. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

The Company would like to report the results of the conversion as follows :-

	No. of warrant holders		No. of warrants		No. of common shares	
1) Thai national	33	Persons	27,051,470	Units	27,051,470	Shares
2) Foreign national	-	Persons	-	Units	-	Shares
Total	***33***	***Persons***	***27,051,470***	***Units***	***27,051,470***	***Shares***

After this conversion, there will be remaining warrants as follows :-

Warrant Class	Issue No.	Remaining warrants after exercise date (Units)*
1	1	12,326,920
	2	13,052,460
	3	19,165,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 6,797,627,730 Baht to 7,834,277,580 Baht.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 30/04

2 April, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 March 2004, the holders of JAS-W2 can notify their intention to exercise during 16-29 March 2004 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	120 Persons	364,774,700 Units	364,774,700 Shares
2. Foreign national	15 Persons	114,571,660 Units	114,571,660 Shares
Total	***135 Persons***	***479,346,360 Units***	***479,346,360 Shares***

After this conversion, there are 5,040,358,410 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 7,834,277,580.- to Baht 8,313,623,940.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 33/04

2 April 2004

Subject : Sending Annual Report 2003.
To : The President of the Stock Exchange of Thailand

Since Jasmine International Public Company Limited (the "**Company**") has been under the rehabilitation process by the order of the Central Bankruptcy Court and Chaengwatana Planner Company Limited (the "**Plan Administrator**") was appointed to be the Plan Administrator of the Company, so there will not be the Annual General Meeting of Shareholders for the year 2004. However, the board of directors' meeting of the Plan Administrator No. 8/2004 held on 2nd April 2004 passed the resolution to gather shareholder's names as of Friday 23rd April 2004 for sending annual report 2003 and informing the operating result of the Company in the year 2003.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to : Thailand Securities Depository Co., Ltd.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 43/04

May 17, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (the Company) would like to submit its reviewed financial statements for the first quarter of 2004, ending March 31, 2004. These financial statements have been

( ) approved by the company's Executive Committee

( ) approved by the company's Board of Directors

(✓) reviewed by the company's Audit Committee at the meeting No. 2/2004 held on May 14, 2004.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 11/2004 held on May 14, 2004.

In addition, stated below is the report on the company's operation results.

For the first quarter of 2004, the Company and its subsidiaries incurred net profit of 391 million Baht increasing 119 million Baht or 43% from the same period last year. The reasons are as follows :-

1. The Company and its subsidiaries had total sales at the amount of 1,373 million Baht increasing 158 million Baht or 13% from the same period of last year which caused partly by the increase of revenues received from Synchronous Digital Hierarchy (SDH SYSTEM), Mini Dslam Network For Thailand (THAIPOST) and Pay phone 10,000 set project.
2. The Company and its subsidiaries incurred profit (loss) from operations of 261 million Baht which consisted of :-

2.1	Acumen Co., Ltd. and its subsidiaries	126	Million Baht
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	102	Million Baht
2.3	Jasmine Telecom Systems Public Company Limited	41	Million Baht
2.4	Jasmine International Overseas Co., Ltd. and its subsidiaries	7	Million Baht
2.5	Compunet Corporation Co., Ltd.	(12)	Million Baht
2.6	Others	(3)	Million Baht
	Total	261	Million Baht

3. The Company realized profit sharing from its associated companies at the amount of 12 million Baht which mainly from TT&T Public Company Limited.
4. The Company and its subsidiaries incurred net profit from exchange rate of 28 million Baht as a result of the Baht appreciation against the US Dollar.
5. Its subsidiaries received revenues from debt decreasing of supplier at the amount of 89 million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

JAS reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

	Ending March 31,		Reviewed (In thousands)
	Quarter 1		
Year	2004	2003	
Net profit (loss)	390,911	272,247	
EPS (baht)	0.06	0.07	

Type of report : Unqualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature.......................................

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator or

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 45/04

May 20, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,809,960 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1-14, 2004.
2. The Exercise Date is on June 15, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 47/04

June 3, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,040,358,410 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 16-29, 2004.
2. The Exercise Date is on June 30, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 48/04

17 June, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) Warrants offered to the existing shareholders (JAS-W)

The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 June 2004. The exercise date is on 15 June 2004. The results of the conversion are as follows:

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	- Persons	- Units	- Shares
2) Foreign national	2 Persons	522,450 Units	522,450 Shares
Total	***2 Persons***	***522,450 Units***	***522,450 Shares***

After this conversion, there are 1,156,287,510 remaining warrants.

2) Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)

The exercise date is on 15 June 2004, date to notify the intention to exercise is 1-14 June 2004. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	12,326,920
	2	13,052,460
	3	19,165,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 8,313,623,940 Baht to 8,314,146,390 Baht.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 55/04

2 July, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 June 2004, the holders of JAS-W2 can notify their intention to exercise during 16-29 June 2004 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	3 Persons	120,000 Units	120,000 Shares
2. Foreign national	6 Persons	3,401,250 Units	3,401,250 Shares
Total	*9 Persons*	*3,521,250 Units*	*3,521,250 Shares*

After this conversion, there are 5,036,837,160 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 8,314,146,390.- to Baht 8,317,667,640.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 62/04

9 July 2004

Subject : Report on the utilization of funds from capital increase as at 30 June 2004
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to report on the utilization of funds from capital increase occurred from conversion of warrants offered to the existing shareholders (JAS-W, JAS-W2) and to directors and/or employees of the Company and its subsidiaries (ESOP) as follows:-

1. Amount received from conversion of warrants (JAS-W, JAS-W2 and ESOP) since January 2004 to June 2004 is Baht 599,777,004.44.

2. The above mentioned money will be utilized as working capital of the Company.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 63/04

9 July 2004

Subject : Prescription of policy for entering into connected transactions
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform that the board of directors meeting of the Plan Administrator No. 12/2004 held on 9 July 2004 considered and approved the policy to enter into connected transactions according to the Notification of the Board of Governors of the Stock Exchange of Thailand (SET) Re : Disclosure of Information and Act of Listed Companies Concerning Connected Transactions B.E. 2546 as the followings:-

1. Normal business transactions without market reference price pursuant to section 6(1)(b) or
2. An assets or services transaction pursuant to section 6 (2) or
3. A financial assistance transaction pursuant to section 6 (3) or
4. A connected transaction pursuant to 6 (4)

Details of policy are as follows:-

1. Date of Transaction
   15 June 2004 - 14 June 2005

2. Connected Parties
   List of connected persons and relationship with Jasmine International Public Company Limited (JI)

Company Name	*Relationship with JI*	*Number of issued and paid up shares (shares)*	*Percentage of issued shares held by JI as at 31 May 2004*
1. Premium Real Estate Co, Ltd. (Premium)	Associated company	8,200,000	49
2. TT&T Public Company Limited (TT&T) and its subsidiaries	Associated company	2,896,013,790	33.15[1]
3. Internet Knowledge Services Center Co, Ltd. (IKSC) and its subsidiaries	Associated company	12,000,000	37.50
4. Other companies as defined to be connected parties in accordance with SET's regulation			

Remarks : JI directly holds 27.98% and holds through its subsidiaries 5.17%, total 33.15% of paid up capital of TT&T as at 31 May 2004.

The mentioned list of connected persons has some of directors or executives the same as JI or being major shareholders of JI

Company Name	Executives/Controlling Persons/Major Shareholders		Position	% of shares held in JI as at 31 May 2004
1. Premium	Mr. Pete	Bodharamik	- President, Premium	17.18
	Mr. Anupong	Bodharamik	- Director, Premium	-
	Mr. Somboon	Patcharasopak	- Director, Premium	
			- Director and Executive	0.22
			Director, JI	
2. TT&T	Mr. Songrit	Kusomrosananan	- Director and Chief	
			Executive Officer, TT&T	
			- Director and Chief	0.39
			Executive Officer, JI	
	Mr. Pete	Bodharamik	- Director, TT&T	17.18
	Mr. Somsak	Padhana-anek	- Director, TT&T	
			- Director and Executive	0.05
			Director, JI	
	Mr. Subhoj	Sunyabhisithkul	- Director, TT&T	
			- Director and Executive	-
			Director, JI	
3. IKSC	Mr. Somboon	Patcharasopak	- Director, IKSC	
			- Director and Executive	0.22
			Director, JI	

3. General Description of Transactions

The transactions with connected persons according to the Notification of the Board of Governors of the Stock Exchange of Thailand (SET) Re : Disclosure of Information and Act of Listed Companies Concerning Connected Transactions B.E. 2546 (the Notification of SET) as the followings :-

3.1 Normal business transactions without market reference price pursuant to section 6(1)(b) of the Notification of SET or

3.2 An assets or services transaction pursuant to section 6 (2) of the Notification of SET or

3.3 A financial assistance transaction pursuant to section 6 (3) of the Notification of SET or

3.4 A connected transaction pursuant to 6 (4) of the Notification of SET

4. Details and Value of Transaction

4.1 Transactions as refer in 3.1, 3.2 and 3.4

Receivable Amount : Sale, lease and other services (such as lease of ISDN, DDN, Trunking Access, etc.), sale of computer equipments ordered or specified by customers, sale or lease of computer equipments/ telecommunication network, maintenance service, consultant or operation support, training service, hire or develop system program, design and installing for turn-key project, other related services, Internet Services, etc. having the value of transaction exceeding 0.03% of the Net Tangible Assets (NTA)

Payable Amount : Purchase of equipment, goods and services, lease of telecommunications network and other services that are essential for normal business transactions of Jasmine International Group having the value of the transaction exceeding 0.03% of NTA

4.2 Transactions as refer in 3.3 and 3.4

A financial assistance and other connected transaction having the value of the transaction exceeding 0.03% of NTA

5. Price Determination Policy

5.1 Transaction as refer in 3.1, 3.2 and 3.4

5.1.1 Sale for general purchasing/project purchasing/special method purchasing/Lease of Telecommunications Network and Other Services (e.g. lease of ISDN, DDN, Trunking Access, sale of computer equipments, sale or lease of computer equipments/telecommunication network, maintenance service, consultant or operation support, training service, hire or develop system program, design and installing for turn-key project, other related services, Internet service, etc.)

- Price Determination : Cost of Sale plus profit at normal business, categorized by industry and can be referenced as normal practise except the trade necessity such as launching new products, sale for the existing goods that may be out-of-date.

5.1.2 General Purchasing (purchasing of equipment or goods having general technical specification)

- Determination of Average Price : Solicit at least 3 price proposals to make and average price.
- Selection : In case of equal qualifications choose the bidder proposing the lowest price. In case of different qualifications choose the bidder proposing the price that is close to the average price.

5.1.3 Project - Based Purchasing (purchasing for the whole project which requires technical competition price competition study of investment returns and step-by-step approval by the internal relevant management)

- Determination of Average Price : Solicit at least 3 bidders.
- Selection : The bid winner must have technical specifications and qualifications equivalent to or higher than those specified in the Request for Proposal. In case of equal technical specifications and qualifications choose the bidder proposing the lowest price.

5.1.4 Special - Method Purchasing (purchasing of equipment/goods that the purchase of which has already been approved and/or needs to be purchased urgently to prevent disruption of normal business transactions)

- Selection : In case of equal qualifications choose the bidder proposing the lowest price. In case of different qualifications choose the bidder proposing the price that is close to the average price.

5.1.5 Office Rental and/or other services received such as Security Service, Cleaning Service, Sport Complex, Car Parking etc.

- Rent Policy : Considerate rental fee from the price that is close to or equal to the price that the bidder charged to other customers.
- Policy for other services : In case of equal qualifications choose the bidder proposing the lowest price. In case of different qualifications choose the bidder proposing the price that is close to or equal to the price that the bidder charged to other customers. For the price of a public utility such as the water supply, electricity, telephone, other services, etc., will use the price that the bidder charged to other customers.

5.1.6 In case there are some causes that make Jasmine International Group cannot follow the policy specified in 5.1.2-5.1.5, those cases must be proposed to the Audit Committee for the unanimously approval.

5.2 Transaction as refer in 3.3 and 3.4

A financial assistance transaction

- Policy : Interest or other reward calculated at normal rate of commercial banks by using the MLR average rate of three first-class banks (consider from asset of bank).

6. Policy to enter into the transaction and auditing

In order to enter into connected transactions as described above Jasmine International Group must prescribe technical capacity and other conditions required so that the transactions are made in compliance with normal business practice at the market price (if any) using the price charged to the third party as the benchmark. For this purpose, the Audit Committee of Jasmine International Group shall make random examination to see whether the price is appropriate and the transactions are made in accordance with the policy and disclose such matters in the Audit Committee's report. If the Audit Committee is inept to consider the transactions in question, the Audit Committee may have more specialized persons such as auditors or independent experts to give comments on the transactions. In all cases Jasmine International Group shall disclose its connected transactions in its annual report based on the rules stipulated in the Notification of the Securities and Exchange Commissions Re: Rules, Conditions and Procedures Governing Disclosure of Information on Financial Status and Operating Result of Companies Issuing Securities.

7. Source of Fund Used for Connected Transactions

Working capital of Jasmine International Group.

8. Transaction Value

The aforementioned transactions are considered as "connected transactions" of listed companies under of Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Act of Listed Companies Concerning Connected Transactions B.E. 2546 having the value of the transaction exceeding 0.03% of NTA or having the value in accordance with the rule of SET which shall be followed the SET's Notification.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

12 July 2004

Re : Change of the paid-up capital.
To : The shareholders of Jasmine International Public Company Limited

Chaengwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") would like to inform that the paid-up capital of the Company has been changed from Baht 8,314,146,390.- to **Baht 8,317,667,640.-** due to the rights to subscribe the Company's common shares of the JAS-W2 holders on June 2004.

The Company registered the change of the paid-up capital at the Department of Business Development, Ministry of Commerce on 7 July 2004.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature__________________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 64/04

August 13, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the second quarter of 2004, ending June 30, 2004. These financial statements have been

( ) approved by the company's Executive Committee

( ) approved by the company's Board of Directors

(✓) reviewed by the company's Audit Committee at the meeting No. 4/2004 held on August 13, 2004.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 13/2004 held on August 13, 2004.

In addition, stated below is the report on the company's operation results.

For the second quarter of 2004, the Company and its subsidiaries incurred net profit of 18 million Baht decreasing 351 million Baht or 95% from the same period last year. The reasons are as follows :-

1. The Company realized loss sharing from TT&T Public Company Limited, its associated company, at the amount of 187 million Baht.
2. The Company and its subsidiaries incurred net loss from exchange rate of 126 million Baht as a result of the Baht depreciation against the US Dollar.
3. The Company and its subsidiaries incurred profit from operations of 331 million Baht which consisted of :-

3.1	Acumen Co., Ltd. and its subsidiaries	132	Million Baht
3.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	119	Million Baht
3.3	Jasmine Telecom Systems Public Company Limited	63	Million Baht
3.4	Others	17	Million Baht
	Total	331	Million Baht

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

JAS reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

	Ending June 30,		Reviewed (In thousands)	
	Quarter 2		For 6 Months	
Year	2004	2003	2004	2003
Net profit (loss)	18,949	369,342	409,860	641,589
EPS (baht)	0.002	0.089	0.055	0.155

Type of report : Unqualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..................................

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 66/04

August 20, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,287,510 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 1-14, 2004.
2. The Exercise Date is on September 15, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 68/04

24 August 2004

Subject : The Central Bankruptcy Court's Approval to the Amendment of Business Rehabilitation Plan of a Subsidiary Company

To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform that on 24 August 2004 at 9:00 a.m. the Central Bankruptcy Court rendered the order to approve the amendment of Business Rehabilitation Plan ("**Amended Plan**") of Jasmine International Overseas Company Limited ("**JIOC**"), the Company's subsidiary.

The major issues of the Amended Plan are as follows:

1. Debt Repayment to Group 1 Creditors: Amendment to the Partial Debt Repayment Program. One of the assets to be transferred to the creditors under this program has been changed from 15,000,000 common shares of ACeS International Limited to be replaced with 63,000,000 common shares of ACeS (Thailand) Limited having equivalent total value;
2. Amendment of the debt amounts to be in line with the debt repayment orders of the official receiver so as to correctly calculate proportion of collateral assets (The previous total debt balance was reduced in amount approximately 140,000,000 Baht due to the Official Receiver ordered one of the creditors not entitled for debt-repayment) ;
3. Amendment to the number of the Company's shares held by JIOC as a result of par split (The previous amount 60 million shares were changed to be 600 million shares);
4. Addition of a provision on a writing off of retained losses; and
5. Time extension for the special purpose vehicle for successful implementation of the plan.

Besides the five items above, the other terms and conditions of JIOC business rehabilitation remain unchanged in all aspects.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Yours sincerely,

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature __________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to: The Office of the Securities and Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 69/04

10 September 2004

Subj. : Jasmine International Public Company Limited Announces Acquisition of shares by its Subsidiary, Acumen Company limited
To : The President of the Stock Exchange of Thailand
Encl. : 1) Details of Transaction
2) Calculation Sheet according to the announcement of SET
3) Copy of financial statement of T.J.P. Engineering Co., Ltd. as at 30 June 2004

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to announce that on 10 September 2004, Acumen Co., Ltd. ("**Acumen**") [a subsidiary in which the Company holds 100% of the available shares] buys the ordinary shares of T.J.P. Engineering Co., Ltd. ("**TJP**") from the minor shareholders of TJP at the total number of 20% of the available shares. This transaction will make the Company and Acumen holds 80% and 20% of the available shares respectively. Moreover, it will increase efficiency and convenience in work for the Company and Acumen. Furthermore, it will help to get more construction and civil works from other customers and other companies in the Company's group. Details of transaction are shown in the attachment 1.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Details of Transaction

1. The date on which the transaction will occur : 10 September 2004
2. The parties involved :

	Name	Number of Shares Sold (Shares)	Relationship with the listed company
Buyer:	Acumen Co., Ltd.	-	Subsidiary in which the Company holds 100% of the available shares
Seller:	1. Mr.Thummanoon Mongkol	283,399	None
	2. Mr.Wisuit Kanchanakij	5,000	None
	3. Mr.Boonsong Jurinthorn	53,300	None
	4. Poowichai Engineering Limited Partnership	5,000	None
	5. Mr.Sithiporn Srisanga	53,300	None
	6. Mr.Worawut Yotnuengnit	1	None

3. The general characteristics of the transaction :
   - Transaction class : Buying securities
   - The volume of the transaction : 1.43%
   - The basis used to consider the volume : Net Tangible Asset basis
4. The details of the assets acquired :

   4.1 Securities :
   - The company name : Ordinary shares of T.J.P. Engineering Co., Ltd.
   - The nature of its business : Survey, design and civil construction for telecommunication projects.
   - Registered capital : 200 Million Baht
   - Paid-up capital : 200 Million Baht
   - Number of securities acquired : 400,000 shares
   - Purchasing price per share (unit) : Bt. 110.40 (Book value price as at June 2004)
   - Par value per shares : Bt. 100.-
   - Proportion of securities holding before : -
   - Proportion of securities holding after : 20 per cent
   - Board of directors : 1. Mr.Therdtham Mongkol
     2. Mr.Chom Poowichayasamrit
     3. Mr.Boonsong Jurinthorn
     4. Mr.Sithiporn Srisanga
     5. Mr.Songrit Kusomrosananan
     6. Ms.Saijai Kitsin
     7. Mr.Terasak Jerauswapong
     8. Mr.Somboon Patcharasopak
     9. Mrs.Duangjai Patumwat
   - Major shareholders :

Name	% of shares held
1. Jasmine International Public Company Limited	80%
2. Mr.Thummanoon Mongkol	14.17%

5. The total value of the consideration :
   The type of payment :
   5.1 Cash : Bt. 44,160,000.-
6. The basis used to determine the value of the consideration : Book Value Price as at June 2004

7. The benefit expected to be received : To increase efficiency and convenience in work for the Company and Acumen. Furthermore, it will help to get more construction and civil works from other customers and other companies in the Company's group.

8. The sources of funds : Working capital of Acumen.

The above transaction does not fall under the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets and related transaction according to the announcement of the Stock Exchange of Thailand.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 70/04

September 13, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,036,837,160 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 16-29, 2004.
2. The Exercise Date is on September 30, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 71/04

16 September, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders (JAS-W)***
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 September 2004. The exercise date is on 15 September 2004. The results of the conversion are as follows:

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	3 Persons	29,910 Units	29,910 Shares
2) Foreign national	- Persons	- Units	- Shares
Total	***3 Persons***	***29,910 Units***	***29,910 Shares***

After this conversion, there are 1,156,257,600 remaining warrants.

2) ***Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)***
The exercise date is on 15 September 2004, date to notify the intention to exercise is 1-14 September 2004. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	12,326,920
	2	13,052,460
	3	19,165,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 8,317,667,640 Baht to 8,317,697,550 Baht.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature.________________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 78/04

1 October, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 September 2004, the holders of JAS-W2 can notify their intention to exercise during 16-29 September 2004 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	4 Persons	540,000 Units	540,000 Shares
2. Foreign national	1 Person	101,250 Units	101,250 Shares
Total	*5 Persons*	*641,250 Units*	*641,250 Shares*

After this conversion, there are 5,036,195,910 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 8,317,697,550.- to Baht 8,318,338,800.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 81/04

30 September 2004

Subj. : Progress of the Implementation of Business Rehabilitation of a Subsidiary Company
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform progress of the implementation of business rehabilitation of its subsidiary, Jasmine International Overseas Company Limited ("**JIOC**"), as follows:

1. Pakkret Planner Co., Ltd. ("**JIOC Plan Administrator**") has announced that Tuesday 28 September 2004 as the Debt Repayment Commencement Date (the "**Debt Repayment Date**") pursuant to JIOC Business Rehabilitation Plan (the "**Plan**"). Accordingly, the repayment of debts under relevant debt repayment programs, including debt novation, debt discharge, debt-to-equity swap, reserve for or temporary holding of disputed debts, and performance of any other relevant action has commenced since the Debt Repayment Date.

2. The restructuring of JIOC equity structure has been successfully completed on the Debt Repayment Date. Currently, the registered capital of JIOC is 115,384,630 Baht, divided into 11,538,463 shares with a par value of 10 Baht each. List of shareholders are as follows:-

2.1	Jasmine International Public Company Limited	4,594,138	shares
2.2	ACeS Regional Services Co., Ltd.	3,000,000	shares
2.3	ACeS (Thailand) Co., Ltd.	3,944,325	shares

3. Progress/Status of debt repayments

   3.1 Group 1 Creditors (Secured Creditors)

   (a) Debt-to-Secured Asset (Non-core) Swap Program: On the Debt Repayment Date, JIOC Plan Administrator transferred JI Default Shares and JI New Shares (altogether 600 million shares with a par value of 1 Baht each) to creditors in proportion to their debts in lieu of debt repayments, and the remaining debts, accrued interests and outstanding fees of JIOC as pledger were written off entirely. As to the creditors who are also creditors under the Debt Restructuring Agreement, such creditors are eligible to the debt repayment under the Partial Debt Repayment Program.

   (b) Partial Debt Repayment Program: On the Debt Repayment Date, all principal and accrued interest owned by JIOC under the Debt Restructuring Agreement were converted to be new debt of Pakkret Special Purpose Vehicle Co., Ltd. ("**SPV**"). In addition, JIOC Plan Administrator has transferred 160,500,000 shares in ACeS (Thailand) Company Limited and capital increase proceed in the amount of 30 million Baht to the SPV. As such, all of remaining principal, accrued interest and outstanding fees under the Debt Restructuring Agreement were written off entirely. Currently the SPV is proceeding to transfer the relevant shares and capital increase proceed to creditors according to the Plan.

3.2 Group 2 Creditor (Unpaid Share Contribution Creditor) and Group 5 Creditor (Creditor with Specific Nature)

(a) Partial Debt- to-Equity Swap Program: On the Debt Repayment Date, debts of Groups 2 and 5 Creditors collectively were swapped to JIOC's 8,538,462 newly issued shares at 10 Baht per share. The debt-to-equity swap has been made to creditors in proportion to their debts, and all of remaining principal, accrued interest and outstanding fees were written off.

3.3 Group 3 Creditor (Share Pledge Creditor)

JIOC is not obligated to make debt repayment to this group of creditor. This is because the official receiver has issued debt repayment order in favor of JIOC rejecting the creditor's claim, and no interested person filed any objection against such order.

3.4 Group 4 Creditors (Professional Creditor)

(a) Professional Fees Debt Repayment Program: JIOC Plan Administrator successfully made relevant debt repayment according to the Plan to this group of creditors since November 2003.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

Copy to: The Office of the Securities and Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 86/04

8 October 2004

Subj. : Disposal of shares of JASMINE's Group

To : The President of the Stock Exchange of Thailand

Encl. : Calculation Sheet according to the announcement of the Stock Exchange of Thailand, Re: the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited would like to inform that Jasmine International Group ("**JASMINE's Group**"), holding 33.15% of the paid-up capital as at 16 July 2004 of TT&T Public Company Limited ("**TT&T**"), sold 102,695,649 shares held in TT&T or equals to 3.55% so the total number of shares which JASMINE's Group hold in TT&T will be 29.60% of the paid-up capital as at 7 October 2004 .

A disposal of TT&T shares was occurred in the Stock Exchange of Thailand at the average price of Bt. 4.25 per share during 9 September 2004 to 7 October 2004. The proportion of shares held by JASMINE's Group before and after the disposal are as follow:-

Company Name	*Number of shares held Before sale (Shares)*	*Proportion of shares held before sale (%)*	*Number of shares held after sale (Shares)*	*Proportion of shares held after sale (%)*
1. Jasmine International PCL.	810,269,147	27.98	810,269,147	27.98
2. Jasmine Telecom Systems PCL.	6,324,048	0.22	6,324,048	0.22
3. Siam Teltech Computer Co., Ltd.	47,634,601	1.65	5,634,601	0.19
4. T.J.P. Engineering Co., Ltd.	58,904,132	2.03	3,904,132	0.13
5. Jasmine Submarine Telecommunications Co., Ltd.	31,956,173	1.10	30,960,677	1.07
6. Acumen Co., Ltd.	4,947,760	0.17	247,607	0.01
Total	**960,035,861**	**33.15**	**857,340,212**	**29.60**

The benefit expected to be received is to utilize the money received as working capital of JASMINE's Group. In the meantime, Jasmine's Group is still the major shareholder of TT&T.

When considering the volume of the transaction by Net Tangible Asset basis, the highest volume, it equals to 14.63 % so the transaction size does not fall under the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets and related transaction according to the announcement of the Stock Exchange of Thailand.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 87/04

2 November 2004

Subj. : Capital Increase, Dividend Payment and ESOP of Subsidiary
To : The President of the Stock Exchange of Thailand
Encl. :
1. Summary details of ESOP of Jasmine Telecom Systems Public Company Limited
2. Calculation sheet according to the announcement of the Stock Exchange of Thailand Re: The criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets
3. Copy of financial statement of Jasmine Telecom Systems Public Company Limited as at 30 June 2004

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform the important resolutions of the Board of Director's meeting of the Plan Administrator, No 14/2004 held on 2 November 2004 and the Extra-ordinary General Meeting of Shareholders No. 3/2004 of Jasmine Telecom Systems Public Company Limited ("**JTS**") (a subsidiary in which the Company holds 100% of the available shares) held on 2 November 2004 as follows:-

1. Approved to pay an interim dividend of JTS amounting to 300 million Baht in form of the new issued shares of JTS ("**stock dividend**") at the number of 300 million shares, par value 1 Baht apiece. The ratio is 1 existing share per 3 stock dividends (Common share). The date for closing the company share register for the right to receive stock dividend was set on 4 November 2004 at 12.00 a.m. and the stock dividend will be paid to the shareholders on 5 November 2004. The stock dividend payments make JTS who has a good operation and has to maintain cash flow as working capital can return benefits in form of the stock dividend instead of dividend payment. Moreover, JTS does not depend on the limited outside fund source which have high cost, in the meantime, the shareholders still get benefits from the investment.

2. Approved the securities issuance (Common shares and warrants) to directors and employees of JTS ("**Employee Securities Option Plan or ESOP**") The summary details are shown in the attachment 1.

3. Approves the securities allocation according to ESOP to the directors of JTS as the following:-

Name of directors		*Number of shares according to the continued project*		*Number of warrants*	
		Number of shares	*% of total number of allocated ESOP shares*	*Units*	*% of total number of ESOP warrants*
1. Mr.Songrit	Kusomrosananan	Not more than 250,000 (1)	below 5.0	1,050,000	4.94
2. Mr.Somboon	Patcharasopak	Not more than 250,000 (1)	below 5.0	600,000	2.82
3. Mr.Pleumjai	Sinakorn	Not more than 250,000 (1)	below 5.0	600,000	2.82
4. Mr.Subhoj	Sunyabhisithkul	Not more than 250,000 (1)	below 5.0	1,050,000	4.94
5. Mr.Terasak	Jerauswapong	Not more than 250,000 (1)	below 5.0	600,000	2.82
6. Mr.Somsak	Padhana-Anek	Not more than 250,000 (1)	below 5.0	600,000	2.82
7. Mr.Arporn	Kengpol	None		200,000	0.94
8. Mr.Monton	Sudprasert	None		200,000	0.94
9. Mr.Annop	Suthakavatin	None		200,000	0.94

Remark (1) The total ESOP shares according to the continued project allocated to directors will not be exceeding 1,000,000 shares (below 20.0% of total number of the issuance of ESOP shares)

There will not be any directors or employees who were granted ESOP Shares and/or ESOP Warrants (depend upon case) more than 5% of the total ESOP Shares and/or ESOP Warrants issued in this time.

4. Approved the increase of registered capital of JTS from 100,000,000 Baht to 685,000,000 Baht by issuing 585,000,000 new Common shares, par value 1 Baht apiece in order to be consistent with the dividend payment by stock dividend, the issuance and offer securities according to ESOP and the mobilization plan from investors and the public. Furthermore, it will be in line with JTS plan to be listed in the Stock Exchange of Thailand (**"SET"**). The purpose of utilizing this investment fund are
   4.1 To expand the 10 years Rural Payphone Project with TOT Corporation Public Company Limited (**"TOT"**) in the Northeast and the South of Thailand for 20,000 units.
   4.2 To be reserved fund for other big projects of JTS
   4.3 To be working capital of JTS

5. Approved the amendment of clause 4 of the Memorandum of Association of JTS to be in compliance with the increase of registered capital of JTS to be as the following:-

" Registered Capital	685,000,000	Baht	(Six Hundred and Eighty-Five million Baht)
Divided into	685,000,000	Shares	(Six Hundred and Eighty-Five million Shares)
Par value	1	Baht	(One Baht)
		Divided into	
Common Share	685,000,000	Shares	(Six Hundred and Eighty-Five million Shares)
Preferred Share	-None- "		

6. Approved the allocation of shares of JTS not exceeding 585,000,000 shares as follows:-
   6.1 Common shares not exceeding 300,000,000 shares for stock dividend to the shareholders who have rights to receive.
   6.2 Common shares not exceeding 26,250,000 shares for ESOP divided into
      - Not exceeding 5,000,000 shares for the issuance and offer ESOP shares to directors and employees of JTS and
      - Not exceeding 21,250,000 shares to be reserved for the exercise of warrants (ESOP Warrants) granted to directors and employees of JTS.
   6.3 Common shares not exceeding 125,000,000 shares for offering on private placement basis to specific investors. (PP or Private Placement)
   6.4 Common shares not exceeding 133,750,000 shares for offering on an initial public offering basis. (IPO or Initial Public Offering)

   For this capital increase of JTS, the Company will decrease the proportion of shares held in JTS from 100% to 58.40% of the registered capital. When considering the volume of the transaction by Net Tangible Asset basis, the highest volume, it equals to 13.22% so the transaction size does not fall under the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets and related transaction according to the announcement of SET.

7. Approved the offering of the new issued shares to specific investors (PP or Private Placement) by offering to Knight Thai Technology fund which operated by Knight Asia Investment Limited. JTS will offer 125,000,000 new common shares or equals to 18.25% of the registered capital after the capital increase of JTS at price of 1.50 Baht apiece, totaling 187,500,000 Baht which is higher than Book value of JTS at price 1.43 Baht per share. The Board of Director or the Committee or other specific persons assigned by the Board of Director are also vested with authority from the shareholders' meeting to consider negotiating, proceeding and singing in related documents, specifying subscription period, method and other details related to the issuance and offer of the mentioned shares.

8. Approved the offer of not exceeding 133,750,000 new common shares or equals to 19.53% of registered capital after the capital increase of JTS on the initial public offering basis. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority from the shareholders' meeting to determine number of shares, price, offering period, method, details for offering shares, negotiate, proceed and sign in related documents or agreements including asking for permission from relates departments, moreover, they are also vested with authority to proceed any other necessary actions related to the issuance and offer the mentioned shares.

9. Approved the policy of the annual dividend payment of JTS by not less than 40% of net profit after tax deduction or any other appropriate rate and the dividend payment must not cause any significant effect to normal operation. However, JTS may pay dividend less than the mentioned specific rate if JTS has to use fund received from profits to expand its business.

10. Approved that JTS will registered its new issued common shares to be listed in SET. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority from the shareholders' meeting to ask for permission from related departments including have authority to proceed any other necessary actions related to the mention subject such as the listed agreement with SET.

Please be informed accordingly.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

Copy to : The Office of the Securities and Exchange Commission

The Summary Details of ESOP of Jasmine Telecom Systems Public Company Limited

The purpose of the securities issuance and offer (common shares and warrants) to directors and employees of JTS ("Employee Securities Option Plan or ESOP") is to motivate and remunerate the directors and employees who have worked with JTS since establishment. So those human resources will entirely intend to work for JTS which will be the highest benefit for JTS. Furthermore, it will be the inducement for directors and employees to feel one part of the owner and work with JTS in long-term.

For this ESOP of JTS, there are 2 parts of securities to be issued and offered to directors and employees of JTS which are:-

1. The issuance and offer for ESOP Shares not exceeding 5,000,000 shares and
2. The issuance and offer for ESOP Warrants not exceeding 21,250,000 units.

The important details of ESOP Shares and ESOP Warrants are as follows :

1. ESOP Shares

Type of Securities	:	Ordinary shares specifying owner's name
Number of ESOP Shares	:	Not exceeding 5,000,000 shares, par value 1.00 Baht per share, equals to 5% of total number of fully paid up shares at present which is 100,000,000 shares or equals to 0.95% of total number of fully paid up shares as at the date to apply for permission of the issuance and offer ESOP Shares and ESOP Warrants to the Office of the Securities and Exchange Commission ("SEC") which is 525,000,000 shares
Offering Price	:	1.00 Baht
Total Amount	:	Not exceeding 5,000,000 Baht
Duration of ESOP Shares	:	JTS will offer the first grant within one year after receiving the permission from SEC and the continued grant to offer all the rest of ESOP Shares will be complete within 5 years from the first date of grant.
Offering Method	:	In each time, it maybe offered to more than 35 persons of directors and employees of JTS.
Allocation Method	:	Allocating to directors and employees of JTS without any intermediaries or brokers. The number of shares offered to directors and employees in each grant will depend on operation results and business of JTS that it can meet its goals or not and the Board of Director of JTS will determine on number of shares and date of grant according to the mentioned continued project.
The secondary market of ESOP Shares	:	JTS will file these ESOP Shares for listing as listed security to be traded at SET.

2. ESOP Warrants

Type of Securities	:	Warrants of JTS specifying owner's name
Amount	:	Divided into 3 parts :- <u>Group 1</u> Not exceeding 5,250,000 units (For employees below Manager) <u>Group 2</u> Not exceeding 13,250,000 units (For directors and employees from Manager up) <u>Group 3</u> Not exceeding 2,750,000 units (For intermediaries or brokers) The intermediaries or brokers means the person whose position is Account and Finance Assistance Vice President or other specific persons who are vested by the Remuneration Committee.
Offering Price	:	0.00 Baht

Subscription Period	:	Within 1 year after the permission date of SEC
Duration of Warrants	:	Not more than 5 years after the subscription date
Total number of shares reserved for exercise warrants	:	Not exceeding 21,250,000 shares, par value 1.00 Baht per share, equals to 21.25% of total number of fully paid up shares of JTS at present or equals to 4.05% of total number of fully paid up shares as at the date to apply for permission of the issuance and offer ESOP Shares and ESOP Warrants to SEC.
Allocation Method	:	Allocating to directors and employees of JTS and the intermediaries or brokers. The Board of Director of JTS will determine on the number of warrants offered to directors and employees in each grant and the date of grant.
Exercise Ratio	:	1 warrant per 1 common share
Exercise Date	:	The last business day of each quarter through the maturity date except the last exercise date, it will be 5 working days before the expiry date of warrants.
Exercise Period	:	Under the limitations for exercise and conditions to exercise which specifying the warrant holders to notify the intention to fully or partially exercise warrants during 9.00-16.00 hrs. within 5 working days before the exercise date in each time but the last exercise date, the warrant holders can notify such intention 15 days prior to the last exercise date.
Limitation for exercise	:	<u>Group 1</u> - After 12 months but not exceeding 24 months from the date of grant, the warrant holders can exercise not exceeding 50% of the allocated warrants. - After 24 months from the date of grant, the warrant holders can exercise unlimited through the maturity date of warrants <u>Group 2</u> - After 12 months but not exceeding 24 months from the date of grant, the warrant holders can exercise not exceeding 40% of the allocated warrants. - After 24 months but not exceeding 36 months from the date of grant, the warrant holders can exercise not exceeding 70% of the allocated warrants. - After 36 months from the date of grant, the warrant holders can exercise unlimited through the maturity date of warrants. <u>Group 3</u> - The warrant holders in group 3 can exercise all or some parts of warrants. The limitation for exercise of group 3 will be the same rights, conditions, date and time to exercise as group 1 or group 2 as the case may which depend on his/her position.
Exercise Price	:	The exercise price will be variable according to annual net profit of JTS before the exercise period as follows :- - If net profit not exceeding 200 million Baht, the exercise price is 2.00 Baht per share or - If net profit more than 200 million Baht but not exceeding 250 million Baht, the exercise price is 1.80 Baht per share or - If net profit more than 250 million Baht but not exceeding 300 million Baht, the exercise price is 1.60 Baht per share or - If net profit more than 300 million Baht but not exceeding 350 million Baht, the exercise price is 1.40 Baht per share or

		- If net profit more than 350 million Baht but not exceeding 400 million Baht, the exercise price is 1.20 Baht per share or - If net profit more than 400 million Baht, the exercise price is 1.00 Baht per share.
The secondary market of ESOP Warrants	:	JTS will not file these ESOP Warrants for listing as listed security to be traded at SET.
The secondary market of common shares arising from the exercise of warrants	:	JTS will file the common shares for listing as listed security to be traded at SET. These common shares will have all the same rights and conditions as the common shares issued prior to this time.

The Board of director of JTS will specify name of directors to participate in the allocation of ESOP Shares and ESOP Warrants including the number of ESOP Shares and ESOP Warrants, which are allocated to each person. In the meantime, the Remuneration Committee will specify name of employees to participate in the allocation of ESOP Shares and ESOP Warrants including the number of ESOP Shares and ESOP Warrants, which are allocated to each person.

JTS will submit documents for filing these securities to SEC. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority by the shareholders' meeting to determine other details related to the issuance of ESOP Shares and ESOP Warrants including proceeding to ask for permission from related departments and have authority to carry out any other related procedures as necessary to the mentioned matter. Furthermore, the President is also vested with authority to amend or add specifications and conditions of the issuance and offer of ESOP Shares and ESOP Warrants in case the SEC or Financial Advisory or other related departments will ask for or advise.

List of directors and employees who were allocated ESOP Shares and ESOP Warrants

1. List of directors
   As specify in the approval on the securities allocation according to ESOP to the directors of JTS.
2. List of directors and employees who were allocated ESOP Shares more than 5%
   - None -
3. List of directors and employees who were allocated ESOP Warrants more than 5%
   - None -
4. List of employees
   The Remuneration Committee will determine specifying name of employees to participate in this plan and number of ESOP Shares and ESOP Warrants allocated to those persons.

Financial assistance to directors and employees

JTS shall try to facilitate in finding financial institutes for directors and/or employees to tend directly.

JTS will proceed on the securities left from this allocation as follows:-

1. For the ESOP Shares left from this allocation, the Remuneration Committee has full authority to re-allocate those ESOP Shares to other directors and/or employees as appropriate. In case any directors or employees who were allocated ESOP Shares more than 5% of total number of ESOP Shares, this matter must be proposed for approval at a shareholders' meeting.
2. For the ESOP Warrants left from this allocation, the Remuneration Committee has full authority to re-allocate those ESOP Warrants to other directors and/or employees as appropriate. In case any directors or employees who were allocated ESOP Warrants more than 5% of total number of ESOP Warrants, this matter must be proposed for approval at a shareholders' meeting.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 88/04

4 November 2004

Subj. : Additional Information on the Offering of the New Issued Shares of Subsidiary
To : The President of the Stock Exchange of Thailand

As Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") informed that Jasmine Telecom Systems Public Company Limited ("**JTS**") will offer the new issued shares of JTS to specific investors (Private Placement or PP) by offering to Knight Thai Technology Fund details referred in letter Ref. ADMS 87/04 dated 2 November 2004, the Company would like to inform an additional information on this matter as follows :-

1. The reason to offer the new shares to Knight Thai Technology Fund on Private Placement Basis
   Knight Thai Technology Fund is an absolute performance equity fund mainly quoted securities on the Stock Exchange of Thailand as well as pre-initial public offerings and initial public offerings. The offering price per share proposed by this fund is THB. 1.50 which is higher than our book value per share as our book value per share is THB. 1.43 and its offered price is higher than other investors. Furthermore, this fund emphasizes investment in new technology business companies especially telecommunications, software and information technologies. We, therefore, shall have more opportunity and advantage to extend our business arms and new alliances to strengthen our company. Besides, Knight Thai Technology Fund has willingness to take relatively small position in JTS who still be unlisted company.

2. Operation summary of Knight Thai Technology Fund are as follows :-
   Knight Thai Technology Fund (the "Fund") is a sub-fund of Knight Asian Investment Limited, an open ended mutual fund, managed by The Knight Asia Group who has been investing in stock markets and in Thailand for years and has knowledge of the Thai market. The Fund's investment objective is an absolute performance equity fund, aiming to provide investors with long-term capital appreciation from a managed portfolio of mainly quoted securities on the Stock Exchange of Thailand, as well as, pre- initial public offerings and initial public offerings. The Fund emphasizes investment in Thai technology companies especially telecommunications, software and information technologies companies.

   The Fund has launched on the 8th April, 2004; therefore, it has no past performance at present. However, there are other sub-funds of Knight Asian Investment Limited in Thailand managed by The Knight Asia Group, for example Knight Thai Harvest Fund. Moreover, in year 2003, The Knight Asia Group won the Best Asia Ex Japan Award arranged by Asia Hedge magazine.

3. Financial summary of JTS as of 30 June 2004 are as follows :-

(Unit : '000 Baht)

Particular	for the three-month periods ended March 31, 2004	for the three-month periods ended June 30, 2004	for the six-month periods ended June 30, 2004
Revenue	277,427.00	464,595.00	742,022.00
Net Profit after Tax	49,846.00	64,316.00	114,162.00
Total Assets	1,489,969.00	1,682,877.00	-
Total Liabilities	965,589.00	1,111,247.00	-
Total Shareholders' Equity	524,380.00	571,630.00	-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited

Copy to : The Office of the Securities and Exchange Commission